

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Mr. Martin S. Headley
Executive Vice President Finance and Chief Financial Officer
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA

  Re: **Brooks Automation, Inc.**
    Form 10-K for the fiscal year ended September 30, 2009
    Filed November 18, 2009
    File No. 000-25434

Dear Mr. Headley:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief